 Exhibit 99.1

LATAM Group shows signs of recovery, projecting an operation of 36% in June

Santiago (Chile), June 9, 2021 - LATAM’s passenger operation for June 2021 is estimated to reach 36% (measured in available seats-kilometers - ASK) relative to the same month in 2019, in a pre-pandemic context. The forecast operation is higher than that of last May (30.8%, measured in ASK), as all markets show higher projections than those of the previous month, largely attributed to the progress of the vaccination rollout in the countries where LATAM operates and the resulting increase in demand.

LATAM estimates approximately 691 daily domestic and international flights in the sixth month of the year, connecting 114 destinations in 14 countries. Meanwhile, the Cargo division has scheduled more than 1,000 cargo freighter flights for June, 20% more than in June 2019. All of these projections are subject to the evolution of the pandemic, as well as travel restrictions in the countries where LATAM operates.

During May 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 25.6% compared to the same period of 2019, based on an operation, measured in ASK (available seat-kilometers), of 30.8% relative to May 2019. This implies that the load factor decreased 14.1 percentage points, reaching 69.6%.

In cargo, the load factor was 69.8%, which corresponds to an increase of 13.4 percentage points relative to May 2019.

LATAM Group Operation Estimate – June 2021

(Measured in ASK)

Brazil

•    38% projected operation (versus June 2019)

o       62% domestic and 15% international

•    Total June destinations: 44 domestic (equivalent to 310 daily flights on average) and 11 international

o      Updates: New Sao Paulo / Guarulhos-Cancun route, with 2 weekly frequencies

Chile

•    23% projected operation (versus June 2019)

o       68% domestic and 6% international

•    Total June destinations: 15 domestic (equivalent to 97 daily flights on average) and 11 international

o      Updates: Restart operation Antofagasta-La Serena (2 weekly frequencies) and Santiago-Osorno (3 weekly frequencies)

Colombia

•    59% projected operation (versus June 2019)

o       94% domestic and 23% international

•    Total June destinations: 15 domestic (equivalent to 118 daily flights on average) and 3 international

o      Updates: New Bogotá-Miami route, with 3 weekly frequencies, in addition to Bogotá-Armenia (7 weekly frequencies)

Ecuador	• 39% projected operation (versus June 2019) o 58% domestic and 5% international • Total June destinations: 7 domestic (equivalent to 18 daily flights on average) and 2 international
Peru

•    38% projected operation (versus June 2019)

o       64% domestic and 28% international

•    Total June destinations: 19 domestic (equivalent to 113 daily flights on average) and 14 international

o      Updates: Increase in weekly frequencies to the United States, reaching 30 in total (16 frequencies to Miami, 7 to New York and 7 to Los Angeles)

Cargo	• 68% projected operation (versus June 2019) o 52% domestic belly and 35% international belly* o 128% dedicated freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

May 2021 Traffic Report

	May 2021	2020	% Change		May 2019	% Change		Year to date 2021	2020	% Change		Year to date 2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	2,526	345	632.2%		9,873	-74.4%		13,256	29,438	-55.0%		51,436	-74.2%
DOMESTIC SSC (1)	774	60	1179.6%		1,604	-51.8%		3,709	5,670	-34.6%		8,997	-58.8%
DOMESTIC BRAZIL (2)	1,273	159	699.2%		2,486	-48.8%		6,628	8,848	-25.1%		12,625	-47.5%
INTERNATIONAL (3)	479	125	282.5%		5,783	-91.7%		2,919	14,920	-80.4%		29,814	-90.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	3,632	788	361.0%		11,805	-69.2%		20,157	36,913	-45.4%		61,301	-67.1%
DOMESTIC SSC (1)	1,134	100	1033.1%		2,019	-43.9%		5,336	7,181	-25.7%		10,927	-51.2%
DOMESTIC BRAZIL (2)	1,559	253	515.7%		3,130	-50.2%		9,018	11,067	-18.5%		15,499	-41.8%
INTERNATIONAL (3)	939	434	116.1%		6,656	-85.9%		5,804	18,665	-68.9%		34,874	-83.4%

PASSENGER LOAD FACTOR
SYSTEM	69.6%	43.8%	25.8	pp	83.6%	-14.1	pp	65.8%	79.7%	-14.0	pp	83.9%	-18.1	pp
DOMESTIC SSC (1)	68.2%	60.4%	7.8	pp	79.4%	-11.2	pp	69.5%	79.0%	-9.4	pp	82.3%	-12.8	pp
DOMESTIC BRAZIL (2)	81.7%	62.9%	18.8	pp	79.4%	2.3	pp	73.5%	80.0%	-6.4	pp	81.5%	-8.0	pp
INTERNATIONAL (3)	51.0%	28.8%	22.2	pp	86.9%	-35.9	pp	50.3%	79.9%	-29.6	pp	85.5%	-35.2	pp

PASSENGERS BOARDED (thousand)
SYSTEM	2,176	191	1038.3%		5,741	-62.1%		11,102	18,020	-38.4%		29,480	-62.3%
DOMESTIC SSC (1)	988	49	1919.4%		1,999	-50.6%		4,807	6,517	-26.2%		10,450	-54.0%
DOMESTIC BRAZIL (2)	1,081	120	797.9%		2,406	-55.0%		5,588	8,024	-30.4%		11,920	-53.1%
INTERNATIONAL (3)	106	22	386.5%		1,336	-92.1%		706	3,480	-79.7%		7,110	-90.1%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	262	275	-4.6%		287	-8.6%		1,259	1,301	-3.2%		1,470	-14.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	376	350	7.5%		508	-26.1%		1,868	2,195	-14.9%		2,621	-28.7%

CARGO LOAD FACTOR
SYSTEM	69.8%	78.6%	-8.8	pp	56.4%	13.4	pp	67.4%	59.3%	8.1	pp	56.1%	11.3	pp

About LATAM Airlines Group S.A.

LATAM Airlines Group is the leading airline group in Latin America, present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, as well as international operations within Latin America and to Europe, the United States and the Caribbean.

The Group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Airlines Group’s shares are traded on the Santiago de Chile stock exchange and its ADRs are traded on the over-the-counter (OTC) markets in the United States.

For press inquiries, please write to comunicaciones.externas@latam.com. More financial information at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

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